                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

     INTERIM BUSINESS REPORT COVERING THE FIRST HALF OF THE 84TH FISCAL YEAR

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    For the six-month ended September30, 2002


For the month of   December  6  , 2002
                  ---------------------


Commission File Number
                      -------------------
                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F X Form 40-F [ ]
                                 ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2002

                                      MITSUI & CO., LTD.

                               By: /s/ Tasuku Kondo
                                  -----------------------------
                                  Name:    Tasuku Kondo
                                  Title:   Executive Director
                                           Senior Executive Managing Officer
                                           Chief Financial Officer

                             INTERIM BUSINESS REPORT


                Enclosed Herewith Is Our Interim Business Report
                Covering the First Half of the 84th Fiscal Year.





                               MITSUI & CO., LTD.
                             2-1, Ohtemachi 1-chome,
                           Chiyoda-ku, Tokyo 100-0004,
                                      Japan

                                    CONTENTS
--------------------------------------------------------------------------------

To Our Shareholders and Friends ............................................   1
Results of Operations ......................................................   2
Corporate Data .............................................................   5
Board of Directors and Corporate Auditors ..................................   6
Balance Sheet ..............................................................   7
Statement of Income ........................................................   8
Results of Operations (Consolidated Basis) .................................   9
Condensed Consolidated Financial Statements ................................  10
Operating Segment Information ..............................................  12
Shareholder Information ....................................................  14

                         TO OUR SHAREHOLDERS AND FRIENDS
       -------------------------------------------------------------------


I, Shoei Utsuda, am pleased to present this, my first report to shareholders since assuming the office of President and Chief Executive Officer of Mitsui & Co., Ltd., on October 1, 2002. I would like to take this opportunity to review briefly developments during the interim period, which began April 1, 2002, and ended September 30, 2002.

      During the period, the world economy entered a period of gradual recovery, supported by economic expansion in the United States. World trade and investment also showed gradually increasing signs of bottoming out. In the U.S. economy, rising incomes, low interest rates, and other factors led to strength in consumer spending and private housing investment, while corporate profitability began to increase, thus leading to firmness in economic trends. In Japan, although the economy bottomed out--as exports expanded, supported by the recovery in the world economy and the completion of inventory adjustments, stock prices were weak owing to the problems arising with the disposal of non-performing loans, and deflationary conditions continued to be unchecked.

      Amid these conditions, net income on a non-consolidated basis rose slightly from the interim period of the previous fiscal year, to Yen 8.5 billion. Similarly, on a consolidated basis, net income also increased year on year, to Yen 24.8 billion. We declared a dividend of Yen 4 per share for the interim period, the same as for the interim term of the previous fiscal year.

      During the second half of the current fiscal year, we are forecasting a more challenging business environment, as the U.S. economy shows signs of little progress and uncertainties grow regarding the world economy, while deflationary conditions continue in Japan. However, the management and all the staff of the Company are committed to working toward further improving our earning capability.

      I would like to express my deepest apologies for the concern caused by the series of incidents during the period in which Mitsui staff members were involved, beginning with the indictment of certain personnel on charges of having interfered illegally in the bidding process for a diesel-powered electric power generation plant on Kunashiri Island. All management and staff will continue to exert their utmost efforts to recover the trust and confidence of society. We earnestly ask for the continuing support and encouragement of our shareholders.


December 2002




Shoei Utsuda
President and Chief Executive Officer

                              RESULT OF OPERATIONS
       -------------------------------------------------------------------
          (For the interim period April 1, 2002, to September 30, 2002)


OPERATING ENVIRONMENT

The principal features of the economic environment influencing the performance of Mitsui & Co., Ltd. (hereinafter, the Company), during the interim period under review included the following: The world economy entered a period of gradual, simultaneous recovery due to expansion in the U.S. economy, a bottoming out of IT-related demand along with progress in inventory adjustments, the adoption of active fiscal and monetary policies by various countries, and other factors.

      On the other hand, unsettled conditions continued in financial and currency markets along with declines in stock prices, the weakening of the dollar, and other developments, which caused increased uncertainty about future trends, leading to a divergence between the monetary and real economies. In international commodity markets, oil prices remained at a high level, owing to growing tensions in the Middle East and other factors, and grain prices continued to be strong because of unfavorable weather conditions.

      By geographical area, the U.S. economy showed solid expansion and corporate profits began to rise against a background of strong consumption and housing investment. However, capital investment in the telecommunications sector remained stagnant.

      In the economies of Europe, recovery was under way, underpinned by expansion in exports. But, the recovery pace was very modest because of sluggish domestic demand. Consumption and capital investment failed to show strength due to continued high unemployment and declines in stock prices.

      The economies of Asia reported steady recoveries, thanks to increases in exports as inventory adjustments in IT-related goods were completed and demand began to bottom out. In addition, overall domestic demand in these economies was firm, owing to the positive impact of fiscal and monetary policies and the emergence of latent demand for durable consumption goods, which had been suppressed since the currency crises. In the Chinese economy, rapid economic growth continued as a result of a number of factors, including increased incoming foreign direct investment as a result of China's entry into the WTO, the positive impact of aggressive fiscal and monetary policies, and the increase in exports supported by the movement of foreign companies into China.

      The Japanese economy bottomed out as exports expanded, supported by the recovery in the world economy and increases in industrial production following the completion of inventory adjustments. However, domestic demand remained relatively weak, and the economy lacked strong recovery momentum, while deflation continued because of a combination of weakness in final demand and the influx of low-cost goods from the rest of Asia.

      Consumer spending in Japan remained relatively weak because of stagnation in employment and income levels combined with uncertainty about future trends among consumers. Private capital investment showed signs of bottoming out, as corporate profitability reached bottom, but capital spending continued to be restrained because of the movement of production facilities overseas and other structural factors.

      Measures to stimulate the domestic economy, principally monetary policies, were continued, but their effects were marginal, and, owing to such developments as further declines in stock prices because of uncertainties surrounding the disposal of non-performing loans, the road to a sustainable recovery remains steep and difficult.

OPERATING PERFORMANCE

Amid this environment, Mitsui's non-consolidated sales and profits for the interim period were as follows.

SALES

Mitsui's non-consolidated sales for the interim period under review declined 4.6% in comparison with the first half of the previous fiscal year, to Yen 4,433.3 billion. Sales of metal products and minerals as well as consumer products and services increased, but as a result of declines in sales of machinery, electronics and information as well as sales of domestic branches and offices, overall sales declined Yen 214.1 billion.

      By type of trade, exports rose 2.6% over the same period of the previous year, owing to higher sales of chemicals, metals products and minerals, and certain other categories, despite a decline in industrial plant exports within machinery, electronics and information as well as certain other categories. Imports dropped 5.8%, as declines were reported generally in imports of domestic trading branches and offices as well as other categories. Offshore trade increased 4.3%, despite declines in machinery, electronics and information, as metal products and minerals as well as energy increased. Domestic transactions in the consumer products and services as well as certain other categories increased, but as a result of declines in sales of domestic trading branches and offices and in the machinery, electronics and information, chemicals, and energy categories, overall domestic sales fell 10.7%.

SALES BY TYPE OF TRADE                                                (Millions of Yen)
---------------------------------------------------------------------------------------
                   84th                     83rd                    Increase
              Semiannual Year    %     Semiannual Year    %        (Decrease)      %
---------------------------------------------------------------------------------------
Export          Y  968,052      21.8     Y  943,855      20.3      Y  24,197      2.6
Import           1,146,036      25.9      1,216,517      26.2        (70,480)    (5.8)
Offshore           684,914      15.4        656,782      14.1         28,132      4.3
Domestic         1,634,300      36.9      1,830,227      39.4       (195,926)   (10.7)
Total           Y4,433,304     100.0     Y4,647,381     100.0      Y(214,077)    (4.6)

Note: Amounts are rounded down to the nearest million yen.


SALES IN OPERATING SEGMENTS                                                                   (Millions of Yen)
---------------------------------------------------------------------------------------------------------------
                                           84th                     83rd                    Increase
                                      Semiannual Year    %     Semiannual Year    %        (Decrease)     %
---------------------------------------------------------------------------------------------------------------
Metal Products & Minerals               Y   760,683     17.2     Y   705,342     15.2      Y  55,341      7.8
Machinery, Electronics & Information        907,555     20.5       1,067,494     23.0       (159,938)   (15.0)
Chemicals                                   513,280     11.6         523,790     11.3        (10,510)    (2.0)
Energy                                      448,892     10.1         463,083      9.9        (14,191)    (3.1)
Consumer Products & Services                780,422     17.6         729,620     15.7         50,801      7.0
Domestic Branches and Offices               875,063     19.7         971,676     20.9        (96,612)    (9.9)
Overseas Offices                            144,238      3.2         178,991      3.8        (34,752)   (19.4)
Corporate                                     3,167      0.1           7,381      0.2         (4,213)   (57.1)
Total                                    Y4,433,304    100.0      Y4,647,381    100.0      Y(214,077)    (4.6)

Notes: 1. Amounts are rounded down to the nearest million yen.
       2. Beginning with the interim period under review, sales have been reported according to an operating segment classification, with five segments by merchandise and two segments by geographic segment based on the nature of the business of the Head Office.


PROFITS

Gross profit declined Yen 2.8 billion from the same period of the previous year, to Yen 103.8 billion. Selling, general and administrative expenses rose because of higher provisions for doubtful receivables, and, while dividends received increased, ordinary profit declined Yen 1.7 billion, to Yen 29.6 billion.

      Among extraordinary gains and losses, the Company reported a loss on the write-down of securities of Yen 7.9 billion, owing to the decline in stock market prices. In addition, the Company proceeded with a review of investments in affiliated and other companies in Japan and overseas and, while reporting gains from the sale of investment securities, also reported losses on the write-down of investment securities and provisions to doubtful accounts against affiliated and other companies. As a consequence of these measures to enhance the soundness of its assets, the Company reported a net extraordinary loss of Yen 29.7 billion.

      After the deduction of income taxes, current, and adjustments for tax-effect accounting, net income amounted to Yen 8.5 billion, representing an increase of Yen 1.4 billion from the same period of the previous year.

      A summary of consolidated financial results can be found at the end of this report.

TRENDS IN COMPANY PERFORMANCE (NON-CONSOLIDATED)          (Millions of Yen, except Net Income per Share)
--------------------------------------------------------------------------------------------------------
                                 81st               82nd                83rd                84th
                            Semiannual Year    Semiannual Year     Semiannual Year     Semiannual Year
--------------------------------------------------------------------------------------------------------
Sales                          Y5,023,973         Y5,117,338          Y4,647,381          Y4,433,304
Net Income                          8,688              8,055               7,106               8,506
Net Income per Share                Y5.48              Y5.08               Y4.48               Y5.37

Notes: 1. Net income per share is calculated based on the average number of shares outstanding for the period.
       2. Please note that for the 84th semiannual year, the average number of shares outstanding during the period was computed after the deduction of treasury shares from the total number of shares issued.
       3. Amounts are rounded down to the nearest million yen. In the case of net income per share, amounts less than Yen 1/100 are rounded down.

TRENDS IN COMPANY PERFORMANCE (CONSOLIDATED)                                           (Millions of Yen)
--------------------------------------------------------------------------------------------------------
                                 81st               82nd                83rd                84th
                            Semiannual Year    Semiannual Year     Semiannual Year     Semiannual Year
--------------------------------------------------------------------------------------------------------
Total Trading Transactions     Y6,471,522         Y6,660,626          Y6,338,966          Y6,243,676
Net Income                         12,961             24,063              23,418              24,789

Notes: 1. These financial data have been prepared on the basis of accounting standards generally accepted in the United States. Condensed consolidated financial statements can be found at the end of this report.
       2. Because of a change in the method of accounting for investments in the 82nd interim period, the consolidated net income amount for the interim periods of the 81st fiscal year has been restated for comparability.
       3. Beginning with the interim period under review, because the amount after adjustments for tax effects arising due to gains and losses accompanying the sale or withdrawal from subsidiaries has been included in gains or losses from discontinued operations, the consolidated figures for the three previous interim periods have been reclassified according to the new method of presentation and shown as a separate item.

                                 CORPORATE DATA
      -------------------------------------------------------------------
                           (As of September 30, 2002)


PRINCIPAL BUSINESS

The Company engages in domestic sales, export, import, and offshore transactions in a wide spectrum of goods, notably, metal products & minerals, machinery, electronics & information, chemicals, energy, consumer products & services as well as in a wide range of other business areas.

MAJOR OFFICES

HEAD OFFICE:           Chiyoda-ku, Tokyo
DOMESTIC OFFICES:      Sapporo, Tohoku, Nagoya, Osaka, Hiroshima, Fukuoka
DOMESTIC BRANCHES:     Niigata, Nagano, Shizuoka, Hokuriku, Takamatsu

OVERSEAS BRANCHES:     Singapore, Kuala Lumpur, Manila, Johannesburg

Note: The Company has local overseas subsidiaries in various parts of the world
      (Mitsui & Co. (U.S.A.), Inc.; Mitsui & Co. Europe PLC; Mitsui & Co. (Middle East) E.C.; and Mitsui & Co., (Australia) Ltd.). Please note that the operations of the Johannesburg Branch Office have been transferred to the Company's subsidiary Mitsui & Co. Southern Africa (Pty) Ltd., and operations of the branch were closed as of October 31, 2002.


SHARES

(1) Total number of shares authorized...........................   2,500,000,000
(2) Number of shares issued ....................................   1,583,674,837
                                            (Including Treasury Stocks: 580,214)

(3) Number of shareholders......................................         119,022

NUMBER OF EMPLOYEES

NUMBER OF EMPLOYEES:    6,426

Note: The above figure for the number of employees includes 1,240 people seconded to other companies. In addition to this staff, Mitsui employs 1,270 foreign nationals at its overseas offices and 2,173 foreign nationals at its overseas subsidiaries.

                    BOARD OF DIRECTORS AND CORPORATE AUDITORS
       -------------------------------------------------------------------
                              (As of November 2002)


CHAIRMAN AND EXECUTIVE DIRECTOR
Nobuo Ohashi

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Shoei Utsuda

REPRESENTATIVE DIRECTORS
Retsu Imaizumi
Hiroshi Nagata
Kazumi Nakagawa
Tasuku Kondo

DIRECTORS
Norio Shoji
Katsuto Momii

CORPORATE AUDITORS
Makoto Ejima
Ko Matsukata
Minoru Suzuki
Katsuro Hatoyama

OFFICERS
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Shoei Utsuda *

EXECUTIVE VICE PRESIDENTS
Retsu Imaizumi *
Hiroshi Nagata *
Kazumi Nakagawa *

SENIOR EXECUTIVE MANAGING OFFICERS
Norio Shoji *
Tasuku Kondo *
Katsuto Momii *
Tetsuya Matsuoka

EXECUTIVE MANAGING OFFICERS
Junji Sato
Yasuo Hayashi
Toshihiko Sasahira
Masataka Suzuki
Gempachiro Aihara
Yushi Nagata

SENIOR MANAGING OFFICERS
Jun Moriyama
Hiroshi Tada
Yasunori Yokote
Yoshiyuki Izawa
Osamu Mori
Motohiro Yano
Kazuya Imai
Toshihiro Soejima
Motonori Saeki
Satoru Miura
Motokazu Yoshida

MANAGING OFFICERS
Junichi Masuda
Masayoshi Sato
Kenji Dewa
Michio Matsuda
Yoshiyuki Kagawa
Takeshi Ohyama
Takao Sunami
Hirokazu Mizukami
Ken Abe
Junichi Matsumoto
Kazuo Tasaka
Shunichi Miyazaki
Shinjiro Ogawa
Toshimasa Furukawa


Notes: 1. Executive Officers also holding the position of Director have been indicated with an asterisk (*).

       2. Ko Matsukata and Minoru Suzuki are the external Corporate Auditors, as provided for in Clause 1, Article 18, of the "Law Concerning Special Measures under the Commercial Code of Japan with Respect to Audit, etc., of Corporations." Makoto Ejima and Katsuro Hatoyama are full-time Corporate Auditors as provided for in Clause 2, Article 18, of the aforementioned law.

       3. Please note that Shigeji Ueshima, Shinjiro Shimizu, and Jun Tashiro resigned as Directors as of September 30.

                                 BALANCE SHEET
       -------------------------------------------------------------------
                              (September 30, 2002)

                                                               (Millions of Yen)
--------------------------------------------------------------------------------
                                     ASSETS
--------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and Time Deposits                                              Y  454,006
  Notes Receivable                                                       241,041
  Accounts Receivable, Trade                                           1,174,186
  Securities                                                              43,197
  Inventories                                                            163,929
  Advances to Suppliers                                                   54,894
  Deferred Tax Assets-Current                                             19,661
  Other                                                                  348,931
  Allowance for Doubtful Receivables                                     (14,477)
                                                                      ----------
    TOTAL CURRENT ASSETS                                               2,485,371



NON-CURRENT ASSETS:
  Tangible Assets (Net)                                                  135,762
  Intangible Assets                                                       16,598
  Investments and Other Assets:                                        1,508,279
    Investments in Securities                                          1,044,940
    Long-Term Loans Receivable                                           239,240
    Deferred Tax Assets-Non-Current                                       68,730
    Other                                                                299,793
    Allowance for Doubtful Receivables                                  (144,425)
                                                                      ----------
      TOTAL NON-CURRENT ASSETS                                         1,660,639
--------------------------------------------------------------------------------
TOTAL ASSETS                                                          Y4,146,010
================================================================================

                                                               (Millions of Yen)
--------------------------------------------------------------------------------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes Payable                                                       Y   87,568
  Accounts Payable, Trade                                                874,896
  Short-Term Borrowings                                                  313,506
  Commercial Paper                                                        50,000
  Accounts Payable, Other                                                210,614
  Advances Received from Customers                                        54,974
  Other                                                                  111,155
                                                                      ----------
    TOTAL CURRENT LIABILITIES                                          1,702,715


LONG-TERM LIABILITIES:
  Debentures and Bonds                                                   466,286
  Long-Term Borrowings                                                 1,241,324
  Liability for Retirement Benefits                                        5,933
  Other                                                                   46,157
                                                                      ----------
    TOTAL LONG-TERM LIABILITIES                                        1,759,700
                                                                      ----------
    TOTAL LIABILITIES                                                  3,462,415



SHAREHOLDERS' EQUITY:
  Capital Stock                                                          192,487
  Capital Surplus                                                        218,708
  Retained Earnings, including
    Net Income of Yen 8,506 Million                                      230,272
  Net Unrealized Gain on
    Available-for-Sale Securities                                         42,551
    Treasury Stock                                                          (423)
                                                                      ----------
    TOTAL SHAREHOLDERS' EQUITY                                           683,595
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            Y4,146,010
================================================================================

Notes: 1. Figures are rounded down to the nearest million yen.
       2. Accumulated depreciation of tangible assets: Yen 103,250 million
       3. Assets pledged as security: Yen 64,582 million
       4. Guarantees and contingent liabilities:
          (1) Guarantees: Yen 998,592 million
              (including Yen 326,586 million of commitments and other letters similar to guarantees)
          (2) Notes Receivable discounted: Yen 36,681 million
       5. Net income per share in the semiannual period: Yen 5.37

                              STATEMENT OF INCOME
      -------------------------------------------------------------------
                  (Six-month period ended September 30, 2002)

                                                                     (Millions of Yen)
--------------------------------------------------------------------------------------
ORDINARY INCOME AND EXPENSES:
  OPERATING INCOME AND EXPENSES:
    Sales                                                                   Y4,433,304
    Cost of Sales                                             4,329,467
                                                              ------------------------
      Gross Profit                                                             103,836
    Selling, General and Administrative Expenses                 94,156
                                                              ------------------------
        OPERATING PROFIT                                                         9,679

NON-OPERATING INCOME AND EXPENSES:
  NON-OPERATING INCOME:
    Interest Received                                                           11,579
    Dividends Received                                                          24,734
    Other                                                                        2,371
                                                                            ----------
      Total Non-Operating Income                                                38,684
  NON-OPERATING EXPENSES:
    Interest Paid                                                11,778
    Other                                                         7,033
                                                              ---------
      Total Non-Operating Expenses                               18,812
                                                              ------------------------
      ORDINARY PROFIT                                                           29,552

EXTRAORDINARY GAINS AND LOSSES:
  EXTRAORDINARY GAINS:
    Gain on Sales of Tangible Assets                                                63
    Gain on Sales of Investments in Securities                                   9,724
                                                                            ----------
      Total Extraordinary Gains                                                  9,787

  EXTRAORDINARY LOSSES:
    Loss on Disposal of Tangible Assets                             304
    Loss on Sales of Investments in Securities                      136
    Loss on Devaluation of Investments in Securities             26,052
    Provision for Doubtful Receivables from
     Subsidiaries and Associated Companies                       12,992
                                                              ---------
      Total Extraordinary Losses                                 39,485
                                                              ------------------------
      LOSS BEFORE INCOME TAXES                                      145
    Income Taxes, Current                                         6,408
    Income Taxes, Deferred                                                      15,061
                                                              ------------------------
      NET INCOME                                                                 8,506
  UNAPPROPRIATED RETAINED EARNINGS AT BEGINNING OF PERIOD                        2,730
                                                              ------------------------
  UNAPPROPRIATED RETAINED EARNINGS AT END OF PERIOD                            Y11,237
                                                              ------------------------

Note: Figures are rounded down to the nearest million yen.

[Supplementary Information]

                   RESULTS OF OPERATIONS (CONSOLIDATED BASIS)

TOTAL TRADING TRANSACTIONS

On a consolidated basis, total trading transactions of the Company and its subsidiaries for the six-month period ended September 30, 2002, declined 1.5%, to Yen 6,243.7 billion. Higher transactions were reported in metal products and minerals -- which were boosted by higher product exports and transactions in iron ore and coal of subsidiaries -- and consumer products and services -- which benefited from increases in retail and foods transactions. However, lower transactions were reported in the machinery, electronics and information category -- where plant exports declined -- and in the transactions of domestic trading branches and offices -- which were affected by the weakness in domestic demand as well as the split-off of the Company's construction materials sales activities into a separate company. As a result, total trading transactions for the interim period declined Yen 95.3 billion from the same period of the previous year.

PROFITS
Net income on a consolidated basis amounted to Yen 24.8 billion, a 5.9% increase from the same period of the previous year. Revenue -- gross trading profit on a consolidated basis rose Yen 5.0 billion, to Yen 275.2 billion.

       Operating income rose Yen 3.1 billion, to Yen 47.2 billion, despite an increase in provisions for doubtful accounts, as selling, general and administrative expenses dropped.

       Among other income and expenses, losses on the write-down of securities declined, the net interest expense improved, further losses on fixed assets were reported as the Company moved forward with activities to enhance the soundness of its assets, and gains on the sale of securities fell. As a result, net income and expenses amounted to a net loss of Yen 16.3 billion.

       Equity in earnings of associated companies amounted to Yen 11.2 billion because of strong performances by companies in the energy and metal raw materials industries. As a result, net income, after deducting the net loss from discontinued operations of Yen 1.1 billion, increased Yen 1.4 billion, to Yen
24.8 billion.

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      Condensed Consolidated Balance Sheet
                              (September 30, 2002)

                                                               (Millions of Yen)

                          ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents                                             Y697,527
 Time Deposits and
  Marketable Securities                                                  125,400
Trade Receivables, Less Allowance
 for Doubtful Receivables                                              2,083,121
Inventories                                                              472,547
Other Current Assets                                                     297,930
                                                                      ----------
   Total Current Assets                                                3,676,525



INVESTMENTS AND
  NON-CURRENT RECEIVABLES                                              1,931,069
PROPERTY AND EQUIPMENT AT COST,
  LESS ACCUMULATED DEPRECIATION                                          611,534
OTHER ASSETS                                                             178,584
                                                                      ----------
   TOTAL                                                              Y6,397,712
                                                                      ==========



                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-Term Loans and Current
   Maturities of Long-Term Debt                                       Y 974,276
  Trade Payables                                                      1,545,487
  Other Current Liabilities                                             297,435
                                                                    -----------
      Total Current Liabilities                                       2,817,198

LONG-TERM DEBT, LESS CURRENT MATURITIES                               2,571,626
OTHER LIABILITIES AND MINORITY INTERESTS                                129,254

SHAREHOLDERS' EQUITY:

  Common Stock                                                          192,487
  Capital Surplus                                                       287,756
  Retained Earnings                                                     530,403
  Accumulated Other
    Comprehensive Income (Loss)                                        (130,404)
                                                                    -----------
  Treasury Common Stock, at Cost                                           (608)
      Total Shareholders' Equity                                        879,634
                                                                    -----------
  TOTAL                                                             Y 6,397,712
                                                                    ===========

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   (Six-month period ended September 30, 2002)

                                                               (Millions of Yen)

Total Trading Transactions                                                                                              Y6,243,676
                                                                                                                        ----------
Revenue -- Gross Trading Profit                                                                                           Y275,238
Expenses                                                                                                                  (228,048)
                                                                                                                        ----------
Operating Income                                                                                                            47,190
Other (Loss) Income -- Net                                                                                                 (16,311)
                                                                                                                        ----------
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings                            30,879
Provision for Income Taxes                                                                                                 (13,984)
                                                                                                                        ----------
Income from Continuing Operations before Minority Interests and Equity in Earnings                                          16,895
Minority Interests in (Earnings) Losses of Subsidiaries                                                                     (2,250)
Equity in Earnings of Associated Companies -- Net (After Income Tax Effect)                                                 11,209
                                                                                                                        ----------
Net Income from Continuing Operations                                                                                       25,854
Net Loss from Discontinued Operations (After Income Tax Effect)                                                             (1,065)
                                                                                                                        ----------
Net Income                                                                                                                Y 24,789

Note: Beginning with the interim period under review, accompanying the application of U.S. Statement of Financial Accounting Standards No. 144 (SFAS
144), "Accounting for the Impairment or Disposal of Long-Lived Assets," gains or losses (after adjustments for tax effects) have been shown as a separate item.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                   (Six-month period ended September 30, 2002)

                                                               (Millions of Yen)

OPERATING ACTIVITIES:
Net Income                                                                         Y 24,789
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Net Loss from Discontinued Operations                                                 1,065
Depreciation and Amortization                                                        27,409
Provision for Doubtful Receivables                                                    6,291
Equity in Loss of Non-Consolidated Subsidiaries and Affiliates                       (5,285)
Deferred Income Taxes                                                                (8,495)
Net Loss on Securities                                                                1,864
Net Loss on Fixed Assets                                                             17,473
Changes in Operating Assets and Liabilities                                           8,531
                                                                                   --------
Net Cash Provided by Operating Activities                                            73,642
                                                                                   --------
INVESTING ACTIVITIES:
Net Decrease in Time Deposits                                                        43,842
Investments in and Advances to Associated Companies                                 (25,904)
Net Decrease in Other Investments                                                    19,663
Net Decrease in Long-Term Loan Receivables                                            8,293
Additions to Property Leased to Others and Property and Equipment, Net               (7,928)
                                                                                   --------
Net Cash Provided by Investing Activities                                            37,966
                                                                                   --------
FINANCING ACTIVITIES:
Net Decrease in Short-Term Borrowings                                                (9,595)
Net Proceeds from Long-Term Debt                                                      1,127
Payment of Cash Dividends                                                            (6,334)
                                                                                   --------
Net Cash Used in Financing Activities                                               (14,802)
                                                                                   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                         (7,266)
                                                                                   --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                            89,540
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                    607,987
                                                                                   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         Y697,527
                                                                                   ========

                          OPERATING SEGMENT INFORMATION

The Company allocates its resources and evaluated performance by operating groups, which are defined based on the nature of products and services transacted by the Head Office and other considerations, with domestic and overseas branches and offices and overseas trading subsidiaries as management units. These management units are then classified into five product segments (classification units) and four geographical segments (classification units).

 Six-month period ended September 30, 2002

                                                               (Millions of Yen)

                                  Metal Products    Machinery,                                         Consumer
                                       &           Electronics &                                       Products &
                                    Minerals        Information       Chemicals         Energy          Services
                                  ------------     ------------     ------------     ------------     ------------
Total Trading Transactions
  External Customers                  Y805,633       Y1,027,679         Y523,214       Y1,261,258       Y1,021,135
  Intersegment                         127,526           89,459          152,891           32,625           63,507
                                  ------------     ------------     ------------     ------------     ------------
  Total                               Y933,159       Y1,117,138         Y676,105       Y1,293,883       Y1,084,642
                                  ============     ============     ============     ============     ============
Revenue -- Gross Trading Profit        Y34,458          Y54,404          Y27,933          Y27,364          Y50,439
                                  ------------     ------------     ------------     ------------     ------------
Operating Income (Loss)                 12,451              518            6,003           13,809            9,799
                                  ------------     ------------     ------------     ------------     ------------
Net Income (Loss)                        7,239           (8,723)          (1,590)          13,144            4,222
                                  ------------     ------------     ------------     ------------     ------------
Total Assets as of
  September 30, 2002                  Y904,886       Y1,308,144         Y451,808         Y455,210         Y821,667
                                  ------------     ------------     ------------     ------------     ------------


                                Domestic                                          Other          Corporate
                                Branches                                        Overseas            and          Consolidated
                               and Offices       Americas       Europe            Areas         Eliminations         Total
                              -------------   -------------   -------------   -------------     ------------     ------------
 Total Trading Transactions
  External Customers               Y738,730        Y370,294        Y179,101        Y292,482          Y24,150       Y6,243,676
  Intersegment                      117,942         233,522         101,824         389,248       (1,308,544)              --
                              -------------   -------------   -------------   -------------     ------------     ------------
  Total                            Y856,672        Y603,816        Y280,925        Y681,730     Y(1,284,394)       Y6,243,676
                              =============   =============   =============   =============     ============     ============
 Revenue -- Gross
  Trading Profit                    Y20,849         Y22,342         Y11,235         Y11,605          Y14,609         Y275,238
                              -------------   -------------   -------------   -------------     ------------     ------------
 Operating Income (Loss)              2,095           5,562           2,309          (1,116)          (4,240)          47,190
                              -------------   -------------   -------------   -------------     ------------     ------------
 Net Income (Loss)                    3,510           2,351           1,371           3,123              142           24,789
                              -------------   -------------   -------------   -------------     ------------     ------------
 Total Assets as of
  September 30, 2002               Y485,830        Y417,393        Y260,422        Y233,592       Y1,058,760       Y6,397,712
                              -------------   -------------   -------------   -------------     ------------     ------------


Notes:  1.    In view of the full-scale introduction of the operating group system beginning in April 2002 and the transition to new management systems, starting with the interim period under review, "Electronics & Information" has been merged into "Machinery, Electronics & Information" and "Transportation Logistics", which was formerly included in "Consumer Products & Services", has been included in "Corporate and Eliminations". Accompanying these changes, segment information for the same period of the previous fiscal year has been restated and shown.


       2. "Corporate and Eliminations" includes items pertaining to the Headquarters and companies affiliated with the Headquarters, items not allocated to the segments, eliminations due to sales between segments, and other items.

Six-month period ended September 30, 2001                     (Millions of Yen)

                                       Metal            Machinery,                                            Consumer
                                      Products &       Electronics &                                          Products &
                                      Minerals         Information       Chemicals           Energy            Services
                                     ----------        ----------        ----------         ----------        ----------
Total Trading Transactions

   External Customers                  Y747,623        Y1,164,029          Y522,778         Y1,241,560          Y956,873
   Intersegment                         125,287            75,647           134,336             46,102            72,301
                                     ----------        ----------        ----------         ----------        ----------
   Total                               Y872,910        Y1,239,676          Y657,114         Y1,287,662        Y1,029,174
                                     ==========        ==========        ==========         ==========        ==========
Revenue -- Gross Trading Profit         Y33,784           Y54,015           Y27,974            Y28,047           Y49,833
                                     ----------        ----------        ----------         ----------        ----------
Operating Income (Loss)                  10,147             6,310             6,696             10,885            (2,058)
                                     ----------        ----------        ----------         ----------        ----------
Net Income (Loss)                         3,473             2,441              (535)            16,406              (977)
                                     ----------        ----------        ----------         ----------        ----------
Total Assets as of
   September 30, 2001                   Y936,247        Y1,409,089          Y512,265           Y434,458          Y922,561
                                     ----------        ----------        ----------         ----------        ----------


                                                               (Millions of Yen)

                                      Domestic                                     Other           Eliminations
                                      Branches                                     Overseas           and         Consolidated
                                     and Offices     Americas      Europe           Areas          Corporate         Total
                                    ------------   ------------   ------------   ------------     ------------    ------------
Total Trading Transactions

   External Customers                   Y819,353       Y365,205       Y228,832       Y273,495          Y19,218      Y6,338,966
   Intersegment                          145,742        257,849         83,244        417,389       (1,357,897)             --
                                    ------------   ------------   ------------   ------------     ------------    ------------
   Total                                Y965,095       Y623,054       Y312,076       Y690,884     Y(1,338,679)      Y6,338,966
                                    ============   ============   ============   ============     ============    ============
Revenue -- Gross
   Trading Profit                        Y24,006        Y22,666         Y9,358        Y10,261          Y10,281        Y270,225
                                    ------------   ------------   ------------   ------------     ------------    ------------
Operating Income (Loss)                    4,355          5,501          1,742         (2,502)           3,057          44,133
                                    ------------   ------------   ------------   ------------     ------------    ------------
Net Income (Loss)                          2,880          3,005          1,297          2,385           (6,957)         23,418
                                    ------------   ------------   ------------   ------------     ------------    ------------
Total Assets as of
   September 30, 2001                   Y577,812       Y393,406       Y207,794       Y241,865         Y957,680      Y6,593,177
                                    ------------   ------------   ------------   ------------     ------------    ------------

                             SHAREHOLDER INFORMATION

FISCAL YEAR-END DATE:                      March 31

RECORD DATE FOR VOTING RIGHTS:             March 31

RECORD DATE FOR CASH DIVIDENDS

(INTERIM PERIOD):                          September 30

ANNUAL GENERAL MEETING OF SHAREHOLDERS:    June

TRANSFER AGENT:                            The Chuo Mitsui Trust & Banking Co., Ltd.
                                           33-1, Shiba 3-chome, Minato-ku,
                                           Tokyo 105-0014, Japan

TRANSFER OFFICE:                           The Chuo Mitsui Trust & Banking Co., Ltd.
                                           Stock Transfer Agency Division
                                           8-4, Izumi 2-chome, Suginami-ku,
                                           Tokyo 168-0063, Japan
                                           Tel.: (03) 3323-7111

SECONDARY TRANSFER OFFICE:                 The Chuo Mitsui Trust & Banking Co., Ltd.
                                           Branch offices nationwide

STOCK EXCHANGES:                           Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

